SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___to ___
Commission file number 0-15752
Century Bancorp 401(k) Plan
(Full Title of the Plan)
CENTURY BANCORP, INC.
(Issuer of the securities held pursuant to the Plan)
400 Mystic Avenue
Medford, MA 02155
(Address of principal executive offices)

Century Bancorp 401(k) Plan
Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Plan Benefits	2

Statement of Changes Net Assets Available for Plan Benefits	3

Notes to Financial Statements	4 - 8

Supplemental Schedule

Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)	9

Signatures	10
EX-23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
Plan Administrator
Century Bancorp, Inc. 401(k) Plan:
We have audited the accompanying statements of net assets available for plan benefits of Century Bancorp, Inc. 401(k) Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Boston, Massachusetts
June 25, 2007

CENTURY BANCORP, INC.
401(k) PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2006 and 2005

	2006	2005
Assets:
Investments, at fair value:
Mutual funds	$6,399,651	5,494,328
Money Market fund	1,186,446	1,010,989
Century Bancorp Stock Fund	622,707	814,718
Investment in Stable Asset Fund	88,778	75,624
Participant loans	81,341	61,637

Total investments	8,378,923	7,457,296

Net assets available for benefits at fair value	8,378,923	7,457,296

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	903	658

Net assets available for plan benefits	$8,379,826	7,457,954

See accompanying notes to financial statements.

CENTURY BANCORP, INC.
401(k) PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 2006 and 2005

	2006	2005
Additions:
Interest and dividend income	$406,574	168,312
Net appreciation in fair value of investments	302,164	186,059
Contributions from employees	1,160,350	1,500,435
Contributions from employer	210,130	223,008

Total additions	2,079,218	2,077,814

Deduction:
Benefits paid to participants	1,157,346	360,050

Total deduction	1,157,346	360,050

Net increase	921,872	1,717,764

Net assets available for plan benefits:
Beginning of year	7,457,954	5,740,190

End of year	$8,379,826	7,457,954

See accompanying notes to financial statements.

CENTURY BANCORP, INC.
401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(1)	Description of Plan

The following description of the Century Bancorp, Inc. 401(k) Plan (the Plan) is provided for general information purposes. Participants should refer to the Plan document for more detailed information.
(a)	General

The Century Bancorp, Inc. 401(k) Plan was established on October 1, 1996 for the purpose of providing a medium for eligible employees to supplement their retirement income through salary reduction arrangements on a tax-deferred basis, and is established for the exclusive benefit of the employees and their beneficiaries. The Plan is a defined contribution savings plan for all employees of Century Bancorp, Inc. who have attained age twenty-one. Century Bancorp, Inc. pays all general administrative expenses of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Contributions

Each participant of the Plan may enter into an enrollment agreement under which participants agree to reduce their compensation by a specified percent. The percentage shall not be less than 2% nor more than 75% of the participant’s annual compensation, subject to IRS limitations. The employer pays a matching contribution on behalf of each participant who has made a salary reduction contribution during such Plan year in an amount equal to $0.33 on each dollar contributed up to 6% of compensation.

(c)	Vesting

Participants are immediately vested in their contributions plus earnings thereon. Participants become vested and eligible to receive benefits in the employer matching contribution in accordance with the schedule below or attainment of normal retirement age. For employer discretionary contributions, participants become vested in accordance with the schedule below or attainment of normal retirement age, which ever comes first. In the event employment is terminated due to retirement, death or disability, the participant becomes 100% vested.

If employment is terminated prior to normal retirement age for reason other than death or disability, the participant becomes vested in accordance with the following schedule:
Participating Employer Matching and
Participating Employer Discretionary Contributions

Vesting
Years of service	percentage
Less than one year	—%
1 year	20
2 years	40
3 years	60
4 years	80
5 years	100
(Continued)

CENTURY BANCORP, INC.
401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(d)	Payment of Benefits

Under the terms of the Plan, participants retiring at or after age 59 1/2 are eligible to receive the entire balances in all of the accounts maintained for such participants in a lump-sum payment. Participants terminating employment prior to retirement receive their entire account balance as a lump sum payment, with applicable taxes withheld, or as a rollover into another qualified plan. In the event of death, the full value of the participant’s account is payable to the designated beneficiary in a lump sum.

(e)	Participants’ Loans

Participant loans may be granted by the plan administrator on a uniform and nondiscriminatory basis, upon written request by a participant. The minimum loan amount is $1,000. The maximum loan amount cannot exceed the lesser of 50% of the participant’s account balance or $50,000. Loans are repaid through a payroll deduction and generally within five years.

(f)	Investment Options

The Plan offers investment options among various funds. Participants may elect to have contributions to their account invested in one or a combination of the following investment options:
1.	MFS Emerging Growth Fund: an aggressive growth fund which seeks to provide long-term growth of capital by investing in common stocks of small and medium-size companies showing earnings growth over time.

2.	Bank of America Stable Asset Fund: a stable asset fund which seeks an attractive return by investing in a diversified group of high quality, short and intermediate, fixed income investments and guaranteed insurance contracts.

3.	Columbia Acorn — Z: a growth fund which seeks long term growth of capital by investing in common stocks of small and medium sized companies with market capitalization of generally less than five million.

4.	American Century Equity Income Advisor: a growth and income fund whose primary objective is current income and appreciation as a second objective.

5.	American Balanced Fund: a fund whose objective is conservation of capital, current income and long term growth of capital and income. The fund invests in a broad range of securities including stocks and bonds.

6.	Columbia Small Cap Core Fund: a small cap growth fund that invests in the common stock of companies with market capitalization similar to those companies in the Russell 2000 index. The fund may invest up to 20% of its assets in foreign equity securities.

7.	Fidelity Advisory Growth Opportunities Fund: a growth fund which invests in a broad range of companies, industries and securities for diversification, while seeking growth opportunities in small, medium, and large companies.
(Continued)

CENTURY BANCORP, INC.
401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
8.	Putnam Growth and Income Fund: a growth and income fund which seeks to provide capital growth and current income by investing primarily in common stocks that pay dividends and/or bonds.

9.	Columbia Core Bond – Class Z: a bond fund which invests in high-quality, short-term bonds and seeks to achieve price stability.

10.	Janus Fund: a long-term growth fund which seeks long-term growth of capital in a manner consistent with the preservation of capital.

11.	Putnam International Equity Fund — A: a growth fund which seeks capital appreciation by investing in common stocks of companies outside the United States.

12.	American Century Strategic Allocation: an asset allocation fund that seeks long-term capital growth with a small amount of regular income. It emphasizes investments in equity securities but maintains a portion of its assets in bonds and money market securities.

13.	T. Rowe Price Equity Income: a fund that seeks to provide dividend income and long-term growth of capital by investing in small stock companies that appear to be undervalued but that have good prospects for capital appreciation. The portfolio will normally invest 80% of assets in common stocks, with 65% in the common stocks of well-established companies paying average dividends.

14.	Columbia Acorn Select — Z: a fund that seeks long-term growth of capital by investing in a limited number (20 – 40) of U.S. companies with market capitalization under $20 billion at the time of purchase.

15.	American Funds AMCAP R3: a fund that seeks to provide long-term growth of capital by investing in established growth companies with proven records of steady, above-average earnings and a growth rate faster than that of the general market. It primarily invests in U.S. common stocks, as well as convertible preferred stocks and cash and equivalents.

16.	Columbia Treasury Reserve Capital Fund: a money market fund which seeks to preserve principal value and maintain a high degree of liquidity while providing current income.

17.	Century Bancorp, Inc. Stock Fund: a company stock fund in which amounts invested are used to purchase shares of Class A common stock of Century Bancorp, Inc.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets.
(Continued)

CENTURY BANCORP, INC.
401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(b)	Change in Accounting Principle

In December 2005, the Financial Accounting Standards Board (FASB) issued a Staff Position (FSP), Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare Pension Plans. This FSP amends the guidance in AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans, with respect to the definition of fully benefit-responsive investment contracts and the presentation and disclosure of fully benefit-responsive investment contracts in plan financial statements. The FSP requires that investments in common/collective trusts that include benefit-responsive investment contracts be presented at fair value in the statement of net assets available for benefits and that the amount representing the difference between fair value and contract value of these investments also be presented on the face of the statement of net assets available for benefits. The FSP is effective for financial statements for annual periods ending after December 15, 2006 and must be applied retroactively to all prior periods presented. Accordingly, the Plan has adopted the financial statement presentation and disclosure requirements effective December 31, 2006, and has retroactively applied the guidance to the 2005 Statement of Net Assets Available for Benefits to present all investments at fair value, with the adjustment to contract value separately disclosed. The effect of adopting the FSP had no impact on the Plan’s net assets available for benefits or changes in net assets available for benefits, as such investments have historically been presented at contract value.

(c)	Investment Valuation and Income Recognition

Marketable investments are stated at fair value. The fair value of marketable investments is based on quoted market prices. Money market fund investments are stated at cost, which approximates fair value. Participant loans are stated at cost which approximates fair value.

Securities transactions are recognized on the trade date (the date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis. Realized gains and losses are determined on the average cost method.

(d)	Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e)	Benefits

Benefits are recorded when paid.
(Continued)

CENTURY BANCORP, INC.
401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(3)	Investments

The following is a listing of individual investments that represent 5% or more of net assets available for plan benefits at December 31, 2006 and/or 2005:

	2006	2005
Columbia Treasury Reserve Capital	$1,186,446	1,041,779
Putnam Growth and Income Fund	1,068,790	1,010,989
Columbia Core Bond – Class Z	712,910	814,718
Fidelity Advisory Growth Opportunities Fund	701,935	794,048
MFS Emerging Growth Fund	681,839	788,623
Century Bancorp Inc. Stock Fund	622,707	731,073
Putnam International Equity Fund — Class A	596,976	432,579
Columbia Acorn Z	476,106	—
During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) by $302,164 and $186,059, respectively, as follows:

	2006	2005
Mutual funds	$336,731	181,001
Century Bancorp Stock Fund	(34,567)	5,058

	$302,164	186,059

(4)	Distribution on Termination of the Plan

Although it has not expressed any intent to do so, Century Bancorp, Inc. has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, the rights of all members to amounts credited to their accounts shall be fully vested and nonforfeitable.

(5)	Income Taxes

The Internal Revenue Service (IRS) determined and informed the plan administrator, by letter dated November 7, 2001, that the Plan and related trust are designed in accordance with Section 401 of the Internal Revenue Code (IRC). The Plan is a standardized prototype plan and the plan administrator believes that the Plan continues to operate within the terms of the prototype plan.

(6)	Related-Party Transactions

Bank of America is the custodian as defined by the Plan. This qualifies transactions with Bank of America funds as party-in-interest transactions. This includes Columbia Funds, as the Funds’ investment advisor, Columbia Management, is an affiliate owned by Bank of America Corporation. In addition, Plan investments include shares of Century Bancorp, Inc. common stock. Century Bancorp, Inc. is the Plan Sponsor and, as such, these transactions qualify as party-in-interest transactions.

Schedule 1
CENTURY BANCORP, INC.
401(k) PLAN
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2006

	Identity of issue, borrower,		Current
	lessor, or similar party	Description	value
	MFS Emerging Growth Fund	Mutual Fund	$681,839
*	Columbia Acorn – Z	Mutual Fund	476,106
	American Century Equity Income Advisor	Mutual Fund	244,583
	American Balanced Fund	Mutual Fund	150,084
*	Columbia Small Cap Core Fund	Mutual Fund	337,983
	Fidelity Advisory Growth Opportunities Fund	Mutual Fund	701,935
	Putnam Growth & Income Fund	Mutual Fund	1,068,790
*	Columbia Core Bond – Class Z	Mutual Fund	712,910
	Janus Fund	Mutual Fund	385,867
	Putnam International Equity Fund — A	Mutual Fund	596,976
	American Century Strategic Allocation	Mutual Fund	321,635
	T. Rowe Price Equity Income	Mutual Fund	250,208
*	Columbia Acorn Select – Z	Mutual Fund	296,845
	American Funds AMCAP R3	Mutual Fund	173,890
*	Columbia Treasury Reserve Capital	Money Market Fund	1,186,446
*	Century Bancorp Inc. Stock Fund	Common Stock Fund	622,707
*	Bank of America Stable Asset Fund	Common Collective Trust	88,778
*	Participant loans	Interest rate between 5.00% and 9.25% with maturities ranging from 2007-2011	81,341

			$8,378,923

*	Party-in-interest.
See accompanying independent auditors’ report.

The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and supplemental schedule of the Plan for the two fiscal years ended December 31, 2006 and 2005, have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto.
Signatures
Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CENTURY BANCORP 401(k) PLAN
Date: December 12, 2007	By:	/s/ William P. Hornby

Exhibit Index

Number	Title
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm